Exhibit 99.1

24 April 2009

DIAGEO ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

As previously notified, Bill Shanahan, having served for 10 years and in line with governance practice on the tenure of non-executive directors, will retire as a non-executive director of the company on 30 April 2009.

Separately, Diageo has announced the appointment with immediate effect of Peggy Bruzelius to the Diageo Board. Her responsibilities will include membership of the Audit Committee, Nomination Committee and Remuneration Committee. Ms Bruzelius is Chairman of Lancelot Asset Management in Sweden. She also serves as Vice Chairman of AB Electrolux, and sits on the boards of Akzo Nobel NV and Syngenta AG.

Commenting on these changes, Diageo Chairman Dr Franz Humer said:

“Bill has made a significant contribution to Diageo over the past ten years, providing insightful counsel to the company from his great experience in consumer goods.  On behalf of the Board, I would like to thank him and wish him well for the future.

“I am delighted to welcome Peggy to the Diageo Board.  Peggy has a long and distinguished career in both management and advisory capacities across a range of industries, which I believe will be of great benefit to our company.”

ENDS

Enquiries
Diageo Investor Relations
Stephen Howe
+44 (0)20 7927 4216
Stephen.howe@diageo.com

Diageo Media Relations
James Crampton
+44 (0)20 7927 4613
james.crampton@diageo.com

Notes to Editor

About Peggy Bruzelius

Peggy Bruzelius was formerly Managing Director of ABB Financial Services AB, a subsidiary of ABB the power and automation technologies provider based in Switzerland, and was instrumental in establishing investment management and stock brokerage firms across the Nordic region. Subsequently Ms Bruzelius headed the Asset Management arm of Skandinaviska Enskilda Banken AB, following which she has built up an international and diverse portfolio of non executive roles across a range of sectors including electrical goods, agrochemicals, automotive manufacturing, healthcare and food retailing. She is on the board of the Stockholm School of Economics and chairs the Swedish Board of Higher Education.

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wines, and beer categories. These brands include Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray, Captain Morgan, Crown Royal, Beaulieu Vineyard and Sterling Vineyards wines.

Diageo is a global company, trading in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.